Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

Q&A in respect of Takeda’s intention to acquire TiGenix

July 13, 2018

A.	DEAL RATIONALE AND TERMS

1.	Why is Takeda acquiring TiGenix?

We cannot comment on Takeda’s strategy. Information about the objectives of Takeda is set out in the prospectus made available by Takeda on April 27, 2018, and in the related tender offer statement on Schedule TO, which was filed with the SEC by Takeda when the voluntary public takeover bid (the “Bid”) launched on April 30, 2018, as amended or supplemented from time to time.

2.	What are the main terms of the transaction?

Through the Bid, Takeda intends to acquire 100% of the securities with voting rights or giving access to voting rights of TiGenix not already owned by Takeda or its affiliates at a price of EUR 1.78 per ordinary share issued by TiGenix (each a “Share”) in cash, an equivalent price per American Depositary Share (each an “ADS”) and a price in cash per warrant (each a “Warrant”) based on the strike price and maturity of each Warrant. The Bid is comprised of two separate offers: (i) an offer for all Shares and Warrants in accordance with the applicable law in Belgium (the “Belgian Offer”), and (ii) an offer to holders of TiGenix’s ADSs, wherever located, and to holders of Shares issued by TiGenix who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”). The Bid has been unanimously supported by TiGenix’s board of directors (including its then CEO). Information about the reasons why the board of directors of TiGenix has supported the Bid can be found in the response memorandum made available on April 27, 2018, and in the solicitation/recommendation statement on Schedule 14D-9 that was filed on April 30, 2018, when the Bid launched, as amended or supplemented from time to time.

3.	When is the transaction expected to close?

Following the positive results of the first acceptance period of the Bid as announced on June 6, 2018, Takeda confirmed that all conditions to consummation of the Bid have been satisfied. Takeda acquired control over TiGenix on or about June 8, 2018, following the payment for the Shares, Warrants and ADSs (together the “Securities”) validly tendered and not withdrawn in the first acceptance period.

The second acceptance period of the Bid expired as scheduled on July 3, 2018, at 4 p.m. CEST/10 a.m. EDT. The squeeze-out period of the Bid commenced on July 6, 2018, at 9 a.m. CEST/9 a.m. EDT and is scheduled to expire on July 26, 2018, at 4 p.m. CEST/10 a.m. EDT. The results of the squeeze-out period are expected to be published on July 31, 2018. Payment for the Securities validly tendered and not withdrawn in the squeeze-out period is currently scheduled to commence on July 31, 2018.

Following the squeeze-out, the Bid will end, TiGenix will become a wholly owned subsidiary of Takeda and the Shares will be automatically delisted from Euronext Brussels. TiGenix intends to delist the ADSs from the Nasdaq Global Select Market (“Nasdaq”), terminate the ADS facility and terminate its U.S. reporting obligations.

4.	Why did Takeda decide not to just buy the U.S. rights for Cx601?

We cannot comment on Takeda’s strategy.

5.	Has Takeda already acquired control over TiGenix?

Takeda acquired control over TiGenix on June 8, 2018, following the payment for the Securities validly tendered and not withdrawn in the first acceptance period.

6.	Do you know what percentage of the Shares was tendered as of the end of the second acceptance period?

On July 6, 2018, Takeda confirmed that, as of the expiration of the second acceptance period on July 3, 2018, a total of 272,439,858 Shares (including 20,738,900 Shares represented by ADSs) and a total of 12,212,006 Warrants had been validly tendered into the Bid and not withdrawn. As a result, taking into account all Securities owned by Takeda and its affiliates, following settlement of the Securities tendered in the second acceptance period, Takeda holds 96.08% of all Shares (including Shares represented by ADSs) and 96.03% of the voting rights represented or given access to by all the Shares, Warrants and ADSs on a fully diluted basis as of the expiration of the second acceptance period.

7.	Do you know how many Shares and Warrants were tendered during the squeeze-out period?

The results of the squeeze-out period are expected to be published on July 31, 2018. The press release announcing the results will be available on our website.

8.	Do you think the price paid is a fair price?

We are not in a position to comment on the Bid price except for the fact that the Board of TiGenix, consistent with its fiduciary duties and subject to review of Takeda’s takeover prospectus, unanimously supported this Bid. A detailed analysis and recommendation of the Bid (including the offered Bid price) by our Board is set out in the response memorandum made available on April 27, 2018, and in the solicitation/recommendation statement on Schedule 14D-9 that was filed on April 30, 2018, when the Bid was launched, as amended or supplemented from time to time.

B.	TAKEOVER PROCESS

1.	Can I still tender my Securities in the Bid?

Yes, holders of Securities can still tender their Securities in the Bid during the squeeze-out period. The squeeze-out period for the Belgian Offer and the U.S. Offer commenced on July 6, 2018, at 9 a.m. CEST, and 9 a.m. EDT, respectively, and is scheduled to expire on July 26, 2018, at 4 p.m. CEST, and 10 a.m. EDT, respectively. Prior to July 26, 2018, at 4 p.m. CEST/10 a.m. EDT, you can participate in the Bid by tendering your Securities in the squeeze-out period of the Bid by following the instructions set out in the prospectus (Belgian Offer) or the tender offer statement on Schedule TO (U.S. Offer), as applicable to you. The results of the squeeze-out period are expected to be published on July 31, 2018. Payment for the Securities validly tendered and not withdrawn in the squeeze-out period is currently scheduled to commence on July 31, 2018.

Shares (including Shares represented by ADSs) and Warrants not tendered into the squeeze-out will be deemed transferred to Takeda by operation of Belgian law at the end of the squeeze-out period. The funds necessary to pay for untendered Shares (including Shares represented by ADSs) and Warrants will be deposited with the Belgian Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des Dépôts et Consignations) on July 31, 2018 in favor of the holders of Shares and Warrants who did not previously tender their Securities into the squeeze-out. The funds will remain available with the Belgian Bank for Official Deposits for a period of thirty years.

2.	What happens after the squeeze-out period has closed?

Following the squeeze-out, the Bid will end, TiGenix will become a wholly owned subsidiary of Takeda and the Shares will be automatically delisted from Euronext Brussels. TiGenix intends to delist the ADSs from Nasdaq, terminate the ADS facility and terminate its U.S. reporting obligations.

3.	When will I get paid for my securities validly tendered and not withdrawn in the squeeze-out period?

The results of the squeeze-out period are expected to be published on July 31, 2018. Payment for the Securities validly tendered and not withdrawn in the squeeze-out period is currently scheduled to commence on July 31, 2018.

4.	How can I participate in the Bid?

See Question B.1 above.

5.	Is it an option to remain a Security holder of the company and not tender my Securities under the current Bid?

See Question B.1 above. Please contact the Belgian Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des Dépôts et Consignations) for more information about the process to claim the applicable amounts for any Securities that you did not tender during the squeeze-out period.

6.	What would be the consequences of not tendering my Securities?

See Questions B.1 and B.5 above.

7.	What is the timing going forward now?

See Question B.1 above.

8.	Will the announced potential offer for Shire by Takeda have an impact on the acquisition of TiGenix?

The tender offer for TiGenix and the potential offer for Shire are different transactions. We cannot comment on Takeda’s strategy.

9.	What happens with my Shares after I instructed my bank or other financial intermediary to tender them into the Bid?

Payment for the Securities validly tendered and not withdrawn in the squeeze-out period is currently expected to commence on July 31, 2018. Your Securities will be transferred to Takeda on or about July 31, 2018. We understand that it takes approximately a couple of business days to complete the transfer and payment of the ADSs through the DTC system.

Forward-looking information

This communication may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates, statements regarding the expected consummation of the tender offer and statements regarding TiGenix’s intentions to delist the ADSs from the Nasdaq Global Select Market, terminate the ADS facility and terminate its U.S. reporting obligations, which involve a number of risks and uncertainties, including the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix’s public filings with the SEC, including the “Risk Factors” section of TiGenix’s Form 20-F filed on April 16, 2018, as well as the tender offer documents filed by Takeda on April 30, 2018, as amended or supplemented from time to time, and the solicitation/recommendation statement filed by TiGenix on April 30, 2018, as amended or supplemented from time to time. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix’s control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this communication. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Prospectus and response memorandum

This document constitutes communication within the scope of article 31 and 33 of the Belgian Law of April 1, 2007 on public takeover bids.

The prospectus and the response memorandum were approved by the FMSA on April 24, 2018. The prospectus (including the acceptance form and the response memorandum) is available free of charge by telephone (+32 (0)2 433 41 13). An electronic version of the prospectus (including the acceptance form and the response memorandum) is also available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid).

Important Additional Information for U.S. investors

The voluntary public takeover bid described herein has commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

Security holders of TiGenix are urged to read the offer documents which are available at www.sec.gov. The voluntary public takeover bid is comprised of two separate offers - (i) an offer for all ordinary shares issued by TiGenix (the “Shares”) and warrants to acquire Shares in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix’ American Depositary Shares issued by Deutsche Bank Trust Company Americas acting as depositary (“ADSs”), wherever located, and to holders of Shares who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”).

The U.S. Offer is being made pursuant to an offer to purchase and related materials. Takeda has filed a tender offer statement on Schedule TO with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time. TiGenix has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time.

Holders of ADSs and Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that have been filed by Takeda with the SEC, as amended or supplemented from time to time, since these documents contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 relating to the U.S. Offer that has been filed with the SEC by TiGenix, as amended or supplemented from time to time, since it contains important information. You may obtain a free copy of these documents and other documents filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9, as amended or supplemented from time to time, and other documents filed with the SEC by TiGenix at www.tigenix.com. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting Georgeson LLC, the information agent for the tender offer, at +1 866 391 6921/tig-offer@georgeson.com. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.